                                                                   EXHIBIT 19


THIRD QUARTER REPORT

                                 TO OUR STOCKHOLDERS

[Photograph of Charles W. McCall]

AS WE HEAD INTO THE HOME STRETCH FOR 1995, HBO & COMPANY IS WELL POSITIONED TO DELIVER ITS BEST PERFORMANCE EVER. WITH TWO MORE ACQUISITIONS COMPLETED IN THE THIRD QUARTER, SOLID FINANCIAL RESULTS AND CONTINUED STRONG SALES ACTIVITY, HBOC BELIEVES IT HAS THE MOMENTUM NEEDED TO REACH OR EXCEED ITS GOALS FOR THE YEAR.

As healthcare continues to move toward managed care and capitation, clinical information will play a central role in reducing costs and improving the quality of care. That's why we believe the third quarter additions of CliniCom Incorporated and Pegasus Medical Ltd. will be of particular benefit to HBOC as we continue our efforts to deliver solutions that meet the needs of caregivers across multiple settings of care. CliniCom brings extensive experience in the acute-care arena with innovative point-of-care solutions that capture information at the bedside, while Pegasus, led by physicians, complements those capabilities with its Smart Medical Record (SMR-TM-), a pen-based system designed for use in the physician office and across the continuum of care.

These two strategic acquisitions are just part of what has been a very positive quarter for HBOC. On the financial side, HBOC once again announced record earnings per share and revenue growth. Excluding a nonrecurring charge related to the acquisition of CliniCom, earnings per share stood at $.38, a 90 percent increase over the same period last year. Including the charge, quarterly per share earnings came to $.22. Revenue reached a record $138 million, up 51 percent over third quarter 1994. Those strong results hold true from a broader perspective as well. Comparing the nine months ended September 30, 1995, with the same period in 1994, revenue increased by 39 percent to $347 million, while earnings per share increased 75 percent to $1.00, using fully diluted shares and excluding the nonrecurring charges.

While acquisitions have bolstered our 1995 growth, software license fees and service revenue from STAR, Pathways 2000-Registered Trademark- and TRENDSTAR-Registered Trademark- systems continue to drive HBOC's strong financial performance. Sales highlights this quarter included an agreement with Science Applications International Corporation (SAIC) to install TRENDSTAR decision support in 120 United States Department of Defense Hospitals and the decision by Quorum Health Group, Inc., to purchase Pathways Managed Care and Pathways Contract Management for its 13 subsidiary facilities throughout the country. In the outsourcing area, Maricopa County Health Care System in Phoenix, Ariz., signed a five-year, approximately $70 million contract with HBOC's Outsourcing Services Group.

In addition, HBOC has also begun to make progress in the transition of First Data Corporation's former "First Family" customers to Pathways 2000. At the end of the quarter, Ball Memorial Hospital of Muncie, Ind., signed a replacement contract that calls for the installation of STAR, Pathways 2000 and TRENDSTAR products beginning in the fourth quarter 1995. This sale is larger than the original contract signed with First Data and solidifies HBOC's relationship with a valued customer.

Given the solid foundation laid through our growth strategy in terms of critical mass and strategic capabilities, I believe we have what it takes to deliver on our commitments and continue striving to be the No. 1 vendor in the industry -- not only in revenue but in the quality of our products and services as well.






Sincerely,

/s/ Charles W. McCall

Charles W. McCall
President & Chief Executive Officer

October 23, 1995

                                                   HBO&Company and Subsidiaries
                                                                Financial Review


RESULTS OF OPERATIONS

QUARTER AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1995, COMPARED TO QUARTER AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1994:

HBO & Company posted record quarterly revenue and earnings and completed the acquisitions of both Pegasus Medical Ltd. and CliniCom Incorporated during the third quarter. The CliniCom transaction was accounted for as a pooling of interests; therefore, all prior period amounts have been restated and the following discussion is based on restated information.

The Company's revenue increased 51% for the quarter and 39% for the nine-month period. Operating expense increased only 41% and 31% over the same periods, excluding nonrecurring charges. The third quarter nonrecurring charge of $11 million was primarily for severance and acquisition costs related to the CliniCom acquisition. The second quarter nonrecurring charge of $126 million was primarily related to the purchase of First Data Health Systems Corporation (now known as the Charlotte Product Group or CPG).

As a result of the growth in revenue exceeding the growth in operating expense, operating income, excluding the nonrecurring charges, increased 108% and 92% for the quarter and nine-month period compared to the same periods in 1994.

Excluding the nonrecurring charges, earnings per share for the third quarter increased 90% to $.38, compared to $.20 for the same period last year, and earnings per share for the nine-month period increased 86% (75% fully diluted) to $1.06 ($1.00 fully diluted), compared to $.57 for the same period last year. Including the nonrecurring charges, the Company's earnings (loss) per share for the quarter and nine-month period ended September 30, 1995, were $.22 and $(1.15). The reported loss per share for the nine-month period was not adjusted for the effect of stock options outstanding, since the effect was anti-dilutive. Fully diluted earnings per share information, excluding nonrecurring charges, is presented above to aid in the analysis of results.

The Company's strong revenue growth was due in part to the healthcare industry's interest in enterprisewide solutions, resulting in the success of the Company's Pathways 2000 product line. Additional service and maintenance revenue due to acquisitions also contributed to the strong revenue growth.

Software license fee revenue increased 34% for the quarter and 29% for the nine-month period. The increase was due to the continued success of the Pathways 2000 line of enterprisewide solutions, strong market demand for TRENDSTAR decision support products and software sales from the newly acquired CPG. Strong software license fee revenue is an indication that the breadth of HBOC's product line continues to meet the unique software application needs of customers throughout the healthcare marketplace, including evolving enterprisewide and managed care organizations.

Hardware revenue increased 65% for the quarter and 25% for the nine-month period primarily due to strong revenue growth for Pathways Care Manager and hardware revenue from CPG. A key component to hardware revenue growth for Pathways
Care Manager, the Company's primary point-of-care solution, is a hand-held, wireless, pen-based unit that can significantly improve the productivity of clinicians by reducing paperwork and enhancing the quality of care.


Support and maintenance revenue increased 68% for the quarter and 80% for the nine-month period, compared to the same periods last year and accounted for 29% of the Company's revenue for the third quarter of 1995. This revenue growth was related primarily to the increase in the number of customers using HBOC systems due both to acquisitions and internal growth.

Implementation services revenue increased 12% for the quarter and 24% for the nine-month period. In addition to revenue added by new business units, implementation of Pathways 2000 products, accomplished using the Company's new Service Tracks methodology, increased as more customers worked with HBOC to bring their new enterprisewide solutions live.

Recurring revenue increased to 45% of total revenue for the third quarter of 1995 and 41% for the nine-month period, compared to 39% and 35% for the same periods in 1994. This shift, which should enhance the stability and predictability of HBOC's earnings and cash flow, was due in part to the host based systems managed by CPG, which represent a new set of products and services for the Company. In addition, HBOC completed its first month of operations under a new five-year, approximately $70 million outsourcing contract with Maricopa County Health Care System, which serves the Phoenix, Ariz. metropolitan area.

Cost of operations expense dropped to 47% of revenue compared to 53% in 1994 for both the quarter and nine-month period. This improvement was due primarily to increased productivity of implementation personnel and the shift in the revenue mix toward higher margin service and maintenance offerings. For the quarter, cost of operations expense increased 35%, and for the nine-month period, 25%, compared to the same periods in 1994. Hardware cost was higher due to higher hardware revenue. Salary and related expense was higher primarily related to the addition of support and implementation personnel due to acquisitions. CPG's data center charges related to host based processing activities contributed to higher expense, but margins for this business contributed to improved overall margins. Hardware and software maintenance expense has increased due to growth in the number of customers covered by maintenance contracts.

Marketing expense was 14% of revenue for the quarter and nine-month periods compared to 13% and 14% for the same periods in 1994. Salary, commission and travel expense has increased as the sales force has grown to support increased demand and the resulting higher sales volume.

Research and development (R&D) expense dropped to 8% of revenue for the quarter compared to 10% for the same period in 1994, but remained stable at 9% of revenue for both nine-month periods. The drop for the quarter was primarily due to a higher R&D capitalization rate in 1995 -- 25% vs. 24%. For both the nine-month periods ended September 30, 1995 and 1994, the capitalization rate was 25%. R&D expense increased 33% for the quarter and 30% for the nine-month period, due primarily to acquisition related personnel costs that were partially offset by higher capitalization and a reduced reliance on consultants. HBOC is aggressively developing enhancements to existing products and bringing new products to the point of general availability.


General and administrative (G&A) expense was 11% of revenue for the quarter and nine-month period compared to 11% for the quarter and 10% for nine-month period last year. G&A expense increased primarily due to higher expense for incentive programs such as the HBOC companywide gainsharing program, increased depreciation expense resulting from a larger fixed asset base and higher intangible asset amortization related to acquisitions.

The $11 million nonrecurring charge related to the CliniCom acquisition reduced operating income to $16 million, or 12% of revenue for the quarter. For the nine-month period, this nonrecurring charge plus the $126 million nonrecurring purchased R&D charge related to the CPG acquisition resulted in an operating loss of $70 million. Excluding the nonrecurring charges, operating income as a percent of revenue was 19% for both the quarter and nine-month periods, compared to 14% for the comparable periods in 1994.

The tax rate remained constant at 40% for all periods presented.


LIQUIDITY AND CAPITAL RESOURCES

SEPTEMBER 30, 1995, COMPARED TO DECEMBER 31, 1994:

HBOC generated $33.5 million of cash flow from operations for the nine-month period ended September 30, 1995. The Company used $28.9 million in investing activities, including $12.6 million for acquisitions, $9.9 million for software development capitalization and $6.7 million for capital expenditures. In addition, the Company used $2.7 million to reduce indebtedness and pay dividends. As a result, the Company's cash balance increased by $1.9 million during the nine-month period to $16.8 million.

The Company's current ratio remained constant at 1.1:1 at both September 30, 1995, and December 31, 1994. Current assets increased $45.3 million, or 31%, primarily due to acquisitions. The bulk of this growth came from increased receivables acquired in the purchase of CPG. Receivables management is a key factor determining HBOC's success, and although the Company already has better receivables performance than some of its competitors, management continues to focus on this area. Current liabilities increased $43.7 million or 32% primarily due to accrued liabilities related to the CPG acquisition.

The Company has access to several financing sources, including $5 million available on two lines of credit totalling $10 million and $25 million available under a revolving credit agreement. As of September 30, 1995, HBOC had $5 million outstanding on one line of credit.

HBOC is well positioned to generate strong positive cash flow from operations through continued focus on receivables and expense controls. The Company has a strong base of recurring revenue that provides a stable, growing source of cash for operating, investing and financing needs. This, combined with significant expense reductions resulting from the synergies created as HBOC merges the operations of newly acquired companies, should result in continued strong cash flow. The Company has flexibility in completing future acquisitions on a non-cash basis if desired. Management believes positive future cash flow from operations and access to financing sources will enable HBOC to continue to make strategic investments to enhance quality, increase efficiency and promote growth.

                                                    HBO&Company and Subsidiaries
                                                            Financial Statements
                                         (000 Omitted Except for Per Share Data)

CONSOLIDATED STATEMENTS OF INCOME -- UNAUDITED


                                                   THREE MONTHS ENDED           NINE MONTHS ENDED
                                                      SEPTEMBER 30,                SEPTEMBER 30,
                                                   1995           1994           1995           1994

REVENUE                                        $137,907       $ 91,565       $347,006       $249,109
OPERATING EXPENSE:
  Cost of Operations                             65,448         48,317        164,018        131,730
  Marketing                                      18,837         11,669         47,972         33,634
  Research and Development                       11,629          8,749         30,318         23,246
  General and Administrative                     15,177          9,961         38,260         25,848
  Nonrecurring Charge                            10,961            ---        136,481            ---
                                               --------       --------       --------       --------
    Total Operating Expense                     122,052         78,696        417,049        214,458
                                               --------       --------       --------       --------
OPERATING INCOME (LOSS)                          15,855         12,869        (70,043)        34,651
OTHER INCOME (EXPENSE), NET                        (399)          (326)        (1,184)            62
                                               --------       --------       --------       --------
Income (Loss) Before Provision
 (Credit) for Income Taxes                       15,456         12,543        (71,227)        34,713
Provision (Credit) for Income Taxes               6,183          5,017        (28,490)        13,885
                                               --------       --------       --------       --------
NET INCOME (LOSS)                              $  9,273       $  7,526       $(42,737)      $ 20,828
                                               --------       --------       --------       --------
                                               --------       --------       --------       --------
EARNINGS (LOSS) PER SHARE:
  PRIMARY                                      $    .22        $   .20       $  (1.15)      $    .57
  Fully Diluted                                $    .22        $   .20       $  (1.15)      $    .57
                                               --------       --------       --------       --------
WEIGHTED AVERAGE SHARES OUTSTANDING:
  Primary                                        41,503         36,757         37,099         36,471
  Fully Diluted                                  41,596         36,834         37,099         36,624
                                               --------       --------       --------       --------
CASH DIVIDENDS DECLARED PER SHARE              $    .04       $    .04       $    .12       $    .12
                                               --------       --------       --------       --------
                                               --------       --------       --------       --------

CONSOLIDATED CONDENSED BALANCE SHEETS --  Unaudited

ASSETS
------
                                                                                   SEPTEMBER 30,   DECEMBER 31,
                                                                                         1995            1994
  CURRENT ASSETS:
    Cash and Cash Equivalents                                                          $ 16,835       $ 14,951
    Receivables, Net of $10,119 and $2,475 Allowance for Doubtful Accounts              152,698        115,845
    Current Deferred Income Taxes                                                         9,981          5,133
    Inventories                                                                           2,896          3,526
    Prepaids and Other Current Assets                                                    10,257          7,917
                                                                                       --------       --------
      Total Current Assets                                                              192,667        147,372
                                                                                       --------       --------
  INTANGIBLES, Net of $9,975 and $3,567 Accumulated Amortization                        187,800         57,595
  DEFERRED INCOME TAXES                                                                  35,377            ---
  PROPERTY AND EQUIPMENT, Net of $69,159 and $63,758 Accumulated Depreciation            33,147         29,103
  CAPITALIZED SOFTWARE, Net of $20,953 and $16,878 Accumulated Amortization              30,608         27,916
  OTHER NONCURRENT ASSETS, NET                                                            6,005          2,146
                                                                                       --------       --------
                                                                                       $485,604       $264,132
                                                                                       --------       --------
                                                                                       --------       --------
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
  CURRENT LIABILITIES                                                                  $179,903       $136,212
  LONG-TERM DEBT AND OTHER LIABILITIES                                                   16,352          1,397
  DEFERRED INCOME TAXES                                                                     ---          1,746
  STOCKHOLDERS' EQUITY                                                                  289,349        124,777
                                                                                       --------       --------
                                                                                       $485,604       $264,132
                                                                                       --------       --------
                                                                                       --------       --------

  All prior period amounts have been restated to reflect the acquisition of CliniCom Incorporated in a pooling transaction.
  The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                                                    HBO&Company and Subsidiaries
                                                            Financial Statements
                                                                   (OOO Omitted)

CONSOLIDATED STATEMENTS OF CASH FLOWS -- UNAUDITED

NINE MONTHS ENDED SEPTEMBER 30,                                               1995         1994
----------------------------------

  CASH FLOWS FROM OPERATING ACTIVITIES:
    Net Income (Loss)                                                      $ (42,737)      $  20,828
                                                                           ---------       ---------
    Adjustments to Reconcile Net Income (Loss) to Net Cash
     Provided by Operating Activities:
      Nonrecurring Charge                                                    136,481             ---
      Depreciation and Amortization                                           21,812          13,212
      Credit for Noncurrent Deferred Income Taxes                             (1,644)            (24)
      Changes in Assets and Liabilities:
          Receivables                                                        (13,510)        (35,209)
          Current Deferred Income Taxes                                       (4,830)            807
          Inventories                                                         (1,370)         (2,271)
          Prepaids and Other Current Assets                                   (1,347)          1,210
          Deferred Income Taxes                                              (35,377)            ---
          Other Noncurrent Assets, Net                                          (301)            729
          Current Liabilities                                                (23,676)          9,618
      Other, Net                                                                 (15)           (539)
                                                                           ---------       ---------
          Total Adjustments                                                   76,223         (12,467)
                                                                           ---------       ---------
          Net Cash Provided by Operating Activities                           33,486           8,361
                                                                           ---------       ---------
  CASH FLOWS FROM INVESTING ACTIVITIES:
    Sale of Property and Equipment                                               255              32
    Purchase of Facility                                                         ---          (2,698)
    Capital Expenditures                                                      (6,731)         (5,108)
    Capitalized Software                                                      (9,862)         (7,415)
    Purchase of Businesses, Net of Cash Acquired                             (12,594)        (43,495)
                                                                           ---------       ---------
        Net Cash Used in Investing Activities                                (28,932)        (58,684)
                                                                           ---------       ---------

        NET CASH PROVIDED (USED) BEFORE FINANCING ACTIVITIES                   4,554         (50,323)
                                                                           ---------       ---------

  CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from Long-Term Debt                                              60,500          53,000
    Proceeds from Short-Term Debt                                             23,000             ---
    Proceeds from Issuance of Common Stock                                     6,976           6,550
    Payment of Dividends                                                      (4,000)         (3,508)
    Repayment of Short-Term Debt                                             (28,000)            ---
    Repayment of Long-Term Debt                                              (61,146)        (27,882)
                                                                           ---------       ---------
       Net Cash Provided by (Used in) Financing Activities                    (2,670)         28,160
                                                                           ---------       ---------
  INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             1,884         (22,163)
  CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              14,951          41,150
                                                                           ---------       ---------
  CASH AND CASH EQUIVALENTS AT END OF PERIOD                               $  16,835       $  18,987
                                                                           ---------       ---------
                                                                           ---------       ---------
  CASH PAID DURING THE PERIOD FOR:
    Interest                                                               $   2,603       $   1,816
    Income Taxes                                                           $  13,961       $   5,223

  All prior period amounts have been restated to reflect the acquisition of CliniCom Incorporated in a pooling transaction.
  The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                                                    HBO&COMPANY and Subsidiaries


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The consolidated financial statements include all adjustments that, in the opinion of management, are necessary for a fair presentation of the results for the periods indicated. Quarterly results of operations are not necessarily indicative of annual results. These statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's 1994 Annual Report to Stockholders.

2. Earnings per share is based upon the weighted average number of shares and the dilutive effect of stock options outstanding. The loss per share is based upon the weighted average number of shares outstanding, since the effect of stock options was anti-dilutive.

3. At September 30, 1995, HBOC had a long-term revolving credit agreement for $25 million with interest payable at the Company's option of prime or LIBOR plus a margin determined by certain of the Company's financial ratios
     (6 7/8% as of September 30, 1995). The commitment fee on the revolving credit agreement is 3/8% payable quarterly on the unused portion of the commitment. The agreement, which expires on June 30, 1997, contains certain net worth, income, cash flow and financial ratio covenants. The Company is in compliance with these covenants at September 30, 1995.

     HBOC also has available a committed, unsecured line of credit for $5 million with no commitment fee, and an uncommitted, unsecured line of credit for $5 million with interest payable at prime less .5% and no commitment fee. As of September 30, 1995, HBOC had $5 million outstanding on the uncommitted line of credit.

     Additionally, the Company has repaid, in advance, all amounts outstanding related to the $25 million five-year loan entered into in 1994.

     During the second quarter of 1994, the Company entered into an agreement with a financial institution whereby the Company can sell on an ongoing basis, with partial recourse, an undivided interest in a pool of customer receivables. During the first quarter of 1995, the Company increased the amount available to be sold and the amount sold from $20 million to $30 million. Interest is payable at the Company's option of prime or LIBOR plus a margin determined by certain of the Company's financial ratios
     (6 7/8% as of September 30, 1995).  The two-year agreement expires
     June 25, 1996. The Company, as agent for the purchaser, retains collection and administrative responsibilities for the receivables sold.

4. On February 22, 1995, the Company completed the acquisition of Advanced Laboratory Systems, Inc. for approximately $7 million, net of cash acquired. Advanced Laboratory Systems, Inc. was a Eugene, Oregon-based developer of laboratory software for the healthcare and commercial marketplace. The transaction was accounted for as a purchase.

5. On June 17, 1995, the Company acquired First Data Health Systems Corporation, now known as the Charlotte Product Group (CPG), a wholly owned subsidiary of First Data Corporation, in exchange for 4 million shares of common stock of HBOC valued at approximately $200 million, $500,000 in cash and a promissory note for $100,000. First Data Health Systems Corporation provided information systems and services to hospitals, medical group practices and medical facilities throughout the United States, United Kingdom, Australia, Puerto Rico and other countries.

     The transaction was accounted for as a purchase. The cost of the acquisition has been allocated on the basis of an outside appraisal of the tangible ($58 million) and intangible assets acquired and the liabilities assumed ($83 million). HBOC recorded approximately $115 million of intangibles after adjusting for the nonrecurring purchased research and development charge (note 8), which are being amortized on a straight-line basis over periods ranging from seven to 15 years.

     The results of operations of CPG are included in the accompanying financial statements since the date of acquisition. The following unaudited pro forma information was prepared assuming the transaction was consummated on January 1 of each year presented and excludes the effect of the 1995 nonrecurring charges:

                                                 NINE MONTHS ENDED
                                                   SEPTEMBER 30,
                                               1995             1994
       Revenue                               $415,201         $364,758
       Net Income                            $ 43,087         $ 26,244
       Earnings Per Share                    $   1.04         $    .65

     This pro forma information is not necessarily indicative of the results of operations that would have been attained had the acquisition been consummated on January 1 of each year presented or that may be attained in the future.

6. On July 10, 1995, the Company completed the acquisition of Pegasus Medical Ltd. for approximately $8 million of cash and contingent payments, based on certain deliverables, of up to $7 million. Pegasus was a privately held Israeli software company that markets the Smart Medical Record, a computer-based patient record. The transaction was accounted for as a purchase.

7. In September 1995 the Company completed the acquisition of CliniCom Incorporated, in exchange for approximately 3.5 million shares of HBOC common stock, in a transaction accounted for as a pooling of interests. Accordingly, all financial information presented herein has been restated and acquisition related expenses are being expensed as incurred. CliniCom was a developer of point-of-care clinical information systems.

8. During the second quarter of 1995, the Company recorded a $126 million nonrecurring charge primarily related to research and development purchased as part of the CPG acquisition that had not reached the stage of technological feasibility ($115 million). The charge also included severance and other acquisition related costs ($8 million) and a mainframe capitalized research and development net book value adjustment ($3 million). During the third quarter of 1995, the Company recorded a nonrecurring charge of $11 million related to the acquisition of CliniCom. The nonrecurring charge consisted primarily of severance pay and acquisition costs.

9. In October 1986 a class action lawsuit was filed against the Company by a plaintiff who purchased 500 shares of the Company's stock in 1985. In April 1991 the United States Federal District Court for the Northern District of Georgia, Atlanta Division (the "District Court"), certified the case as a class action on behalf of all purchasers of the Company's common stock on the open market during the period from March 29, 1985, to April 20, 1986. The plaintiff alleges that HBOC's filings with the Securities and Exchange Commission did not fairly present the Company's financial position and results of operations for the years ended December 31, 1984 and 1985, and the intervening quarters with respect to, among other things, reporting the effect of discounting service agreement contracts. In November 1992 the lawsuit was amended to add a claim regarding the timeliness of recognition and disclosure of various expense items by the Company during fiscal year 1985. The plaintiff also alleges that the market price of the Company's common stock during the period was inflated due to the alleged nondisclosures and misrepresentations in the Company's filings. In early February 1993 the plaintiff evidenced an intention to allege substantial damages. Management believes that the members of the class have suffered no damages that entitle them to compensation and that, in any event, the plaintiff's calculation of alleged damages is unrealistic and without merit.

     On April 1, 1994, the District Court issued an Order granting the Company's motion for summary judgement and dismissed the suit. On April 20, 1994, the District Court issued an Order setting forth the reasons for dismissing the suit. The plaintiff appealed the District Court's determination. On September 6, 1995, the Eleventh Circuit Court of Appeals affirmed the District Court's decision. The Company does not know whether the plaintiff will seek further review of the District Court's order. In the event that the outcome is ultimately unfavorable, the amount of loss could be substantial. Management believes, however, that the Company should be able to continue to defend the suit successfully.

     The Company is subject to other legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of potential liability with respect to these actions will not materially affect the Company's financial position or results of operations.